Coates Interntional, Ltd.

2100 Highway 34

Wall, NJ 07746

August 28, 2014

VIA EDGAR

Pamela Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Coates Interntional, Ltd. Registration Statement on Form S-1 Filed August 19, 2014 File No. 333-198239

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Coates Interntional, Ltd. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on August 19, 2014, File No. 333-198239 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Sincerely,

Coates Interntional, Ltd.

By: /s/George J, Coates

Name: George J. Coates

Title: Chief Executive Officer